Exhibit 19.1
JOHNSON CONTROLS INTERNATIONAL PLC
INSIDER TRADING POLICY

U.S. Federal securities laws, and other countries’ securities laws, prohibit the use of material nonpublic information in connection with securities Transactions (defined below). Individuals violating these restrictions may be subject to serious criminal and civil liabilities and sanctions, including civil penalties of up to three times the illegal profit gained or loss avoided on the securities Transaction. The violation may also subject Johnson Controls International plc (“Johnson Controls, ” “JCI” or the “Company”) to criminal and civil penalties and would severely damage Johnson Controls’ reputation and business relationships.

Accordingly, Johnson Controls has adopted this Insider Trading Policy1 (this “Policy”) in an effort to apply uniform conduct guidelines to the Company, all Directors, Section 16 Officers (defined below), employees, and Related Persons (defined below) of Johnson Controls and its subsidiaries globally. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. Any violation of this Policy may result in Johnson Controls imposing serious sanctions on the persons involved, including dismissal for cause.

1.Objectives. The objectives of this Policy are to: (a) promote compliance with applicable securities laws and avoid improper conduct and/or the appearance of improper conduct relative to such laws; (b) preserve the reputation and integrity of Johnson Controls and its Directors, Section 16 Officers, employees and Related Persons; and (c) describe the general standards and procedures for engaging in Transactions involving JCI Securities (defined below) and the securities of other publicly traded companies. While this Policy and the Company’s authorized employees may provide advice and guidance relative to insider trading compliance, ultimate responsibility for compliance resides with the entity or individual engaging in a Transaction involving JCI Securities.

2.Scope. This Policy applies to all Directors, Section 16 Officers, employees, and Related Persons (collectively referred to herein as “you” or "your"). This Policy also applies to Transactions involving JCI Securities by the Company.

3.Policy.

a.     Prohibition Against Trading on Material Nonpublic Information. You may not trade in JCI Securities if you are aware of any material nonpublic information relating to Johnson Controls (“material” and “nonpublic” are defined below). This prohibition also applies to any material nonpublic information you become aware of in the course of your employment or service with Johnson Controls relating to any other company, including, but not limited to, Johnson Controls’ suppliers and customers. Similarly, the Company may not trade in JCI Securities if it is aware of any material nonpublic information relating to Johnson Controls.

b.     Prohibition Against Tipping. You may not disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company, including the Company’s Disclosure Policy. Such disclosure may be viewed as “tipping,” resulting in liability under U.S. Federal securities laws for both the person who provides the information and the person who receives the information. This prohibition also applies to any material nonpublic information you become aware of in the course of your employment or service with Johnson Controls relating to any other company, including, but not limited to, Johnson Controls’ suppliers and customers.

1 This Policy supersedes any previous policy regarding insider trading and misuse of material nonpublic information. In the event of any conflict or inconsistency between this Policy and any previous policy, this Policy shall govern.
Insider Trading Policy

c.     Prohibition Against Misappropriation. You may not engage in transactions in the securities of other companies where, in the course of working for or otherwise in service of Johnson Controls, you learn of material nonpublic information about a company (1) with which Johnson Controls does business, such as Johnson Controls distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Johnson Controls. This prohibition against trading in another company’s securities lasts until the material nonpublic information you gained through the course of your employment or service to Johnson Controls becomes public or is no longer material.

4.Penalties for Violations.

a.Individual Penalties. U.S. Federal securities laws impose severe penalties on persons who trade securities while aware of material nonpublic information or who improperly disclose such information to a third party. Individuals trading on (or tipping) material nonpublic information may be liable for criminal fines of up to $5 million, 20 years imprisonment and civil penalties of up to three times the profit gained or loss avoided.

b.Control Person Penalties. Penalties may also be imposed against so-called “controlling persons” who fail to take appropriate steps to prevent and detect insider trading violations (including tipping) by their employees or subordinates. The U.S. Securities and Exchange Commission (“SEC”) may impose upon control persons a civil penalty of up to the greater of $1 million or three times the amount of profit gained or loss avoided as a result of the employee’s or subordinate’s violation. In addition, incorporated violators may be fined up to $25 million if found guilty of a criminal insider trading violation. It is possible that your status as a Director, Section 16 Officer and/or employee would implicate you as a controlling person subject to personal liability for the insider trading violations of Johnson Controls’ employees.

5.Definitions.

a.JCI Securities. “JCI Securities” includes ordinary and preferred shares, derivative securities (e.g., stock options), and debt securities (e.g., bonds and notes) of Johnson Controls.

b.Material information. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information, positive or negative, that might affect the price of JCI Securities or otherwise might be of significance to an investor in determining whether to purchase, sell or hold JCI Securities would be “material.” Some examples of information that would typically be considered material include:

•earnings information, including annual, quarterly or monthly financial results and guidance or projections relating to future earnings performance;
•mergers, tender offers, joint ventures or material acquisitions or dispositions of assets;
•new products or services, or developments regarding customers or suppliers (e.g., the acquisition or loss of an important contract);
•changes in control of Johnson Controls or in its senior management;
•a change in auditors or an auditor notification that Johnson Controls may no longer rely on an auditor’s audit report;
•events regarding JCI Securities (e.g., defaults on senior securities, calls of securities for redemption, a new share repurchase program or an increase to an existing share repurchase program, stock splits, changes in the dividend policy, changes to the rights of security holders, financing transactions or public or private offerings of securities);
•pending significant litigation or a change in the status of such litigation;
•bankruptcies or receiverships involving Johnson Controls or parties with whom Johnson Controls has a material relationship; and
•a significant disruption in Johnson Controls’ operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, product platforms and information technology infrastructure.

Insider Trading Policy

This list is not intended to be all-inclusive. Questions concerning the materiality of particular information should be directed to Shareholder Services prior to your trading in JCI Securities or the securities of another publicly traded company, such as a customer or supplier of Johnson Controls.

c.Nonpublic information. “Nonpublic information” is generally not known or available to the public. Johnson Controls generally considers information to be public after one full trading day has elapsed following Johnson Controls' release of such information to the general public.

d.Related Persons. For purposes of this Policy, a “Related Person” includes your spouse, minor children and relatives who share your home or who are financially dependent upon you, and certain entities affiliated with you (e.g., trusts, partnerships, estates, and corporations). A Related Person of the Company includes all of the Company’s subsidiaries and affiliates.

e.Section 16 Officer. For purposes of this Policy, a “Section 16 Officer” is an individual designated by the Johnson Controls Board of Directors on behalf of Johnson Controls as an “officer” of Johnson Controls for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

f.Trades or Transactions. “Trades” or “Transactions” include, but are not limited to, sales, purchases, stock option exercises, standing orders (outside of a Rule 10b5-1 trading plan)2, gifts, transfers and certain employee benefit plan transactions as discussed below. This list is not all-inclusive; questions regarding whether an activity is considered a Trade or Transaction should be directed to Shareholder Services prior to consummation.

6.Applicability of this Policy to Transactions under Company Benefit Plans.

The following are applications of this Policy under Company benefit plans:

a.401(k) Plan and Managed Account Program. The trading prohibition does not apply to purchases or acquisitions of Johnson Controls stock units in your 401(k) plan account resulting from periodic contributions of money pursuant to an existing payroll deduction. However, the trading prohibition does apply to an election to:

•begin or terminate investing in the Johnson Controls stock fund of the 401(k) plan;
•increase or decrease the percentage of your periodic contributions that will be allocated to the Johnson Controls stock fund of the 401(k) plan;
•make an intra-plan transfer of an existing account balance into or out of the Johnson Controls stock fund;
•borrow money against your 401(k) plan balance if the loan will result in a liquidation of some or all of your Johnson Controls stock fund balance; and
•pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to the Johnson Controls stock fund.

The same prohibition applies to employees who participate in the Managed Account Program. Section 16 Officers are not eligible to participate in the Managed Account Program.

b.Deferred Compensation Plan. The trading prohibition does not apply to acquisitions of Johnson Controls stock units in your deferred compensation account resulting from periodic deferrals of compensation pursuant to the deferral methods allowed under the deferred compensation plan and your advance deferral election. However, the trading prohibition does apply to an election to:

•begin or terminate investing in the Johnson Controls stock fund of the deferred compensation plan;
2 You may be liable for Trades made pursuant to standing orders (e.g., market and/or limit orders) if such Trade is made while you are in possession of material nonpublic information. Accordingly, you are strongly discouraged from entering into standing orders outside of a Rule 10b5-1 trading plan.
Insider Trading Policy

•increase or decrease the percentage of your periodic contributions that will be allocated to the Johnson Controls stock fund of the deferred compensation plan; and
•make an intra-plan transfer of an existing account balance into or out of the Johnson Controls stock fund.

c.Shareowner Services Plus Plan. The trading prohibition does not apply to acquisitions of JCI shares under the Shareowner Services Plus Plan administered by EQ for Johnson Controls resulting from your reinvestment of dividends paid on Johnson Controls shares. The trading prohibition does apply to an election to:

•sell Johnson Controls shares acquired via the Shareowner Services Plus Plan;
•begin or terminate participation in the Shareowner Services Plus Plan;
•increase or decrease your level of participation in the Shareowner Services Plus Plan; and
•make additional contributions to the Shareowner Services Plus Plan which result in a voluntary purchase of Johnson Controls shares.

d.Performance Share Awards and Restricted Stock Awards. The trading prohibition does not apply to the awarding or vesting of performance share or restricted stock awards and related dividend equivalents, or the withholding of JCI stock to cover the employee’s minimum tax liability upon vesting. However, the trading prohibition does apply to Trades and Transactions involving the underlying JCI Securities after vesting (e.g., the sale or transfer of Johnson Controls shares).

e.Stock Appreciation Rights and Stock Options. The trading prohibition does not apply to the granting or vesting of stock appreciation rights and stock options. However, the trading prohibition does apply to all exercises of Johnson Controls stock appreciation rights and stock options, except as set forth in the Blackout Guidelines and pursuant to approved Rule 10b5-1 trading plans (as discussed in Section 14 below).
7.Pre-Clearance Guidelines. The Company, Directors, Section 16 Officers and certain other individuals designated by the General Counsel must contact the General Counsel (or their designee) prior to engaging in or making any commitment to engage in a Transaction in JCI Securities, including the entry into, modification of or termination of a Rule 10b5-1 trading plan. Transactions in JCI Securities are subject to Pre-Clearance Guidelines administered by the General Counsel and Corporate Secretary. A copy of the Pre-Clearance Guidelines is available on the Shareholder Services SharePoint site and will be provided to you if you are subject the Pre-Clearance Guidelines. -

8.Blackout Guidelines. The Company, Directors, Section 16 Officers, certain employees and Related Persons are subject to periodic prohibitions on the trading of JCI Securities under Johnson Controls’ Blackout Guidelines. A copy of the Blackout Guidelines is available on the Shareholder Services SharePoint site and will be provided to you if you are subject to a trading blackout.

9.Restrictions on Certain Types of Transactions. Trading on an exchange in puts, calls or any other derivative securities relating to JCI Securities, and engaging in hedging or monetization transactions relating to JCI Securities (including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds) or short sales of JCI Securities, is prohibited at all times. Investments in mutual fund(s) or exchange traded fund(s) that invest in a broad index or sector ("ETF") that also invest in JCI Securities, are not prohibited, although the purchase, sale or hedging of mutual fund or ETF shares based on material nonpublic information about Johnson Controls would violate this Policy and implicate the securities laws.

10.Discretionary Brokerage Accounts. If a Trade involving JCI Securities may be executed at a time when you are in possession of material nonpublic information, we strongly discourage you from holding JCI Securities in a discretionary brokerage account. A discretionary brokerage account, also known as a controlled account, is an investment account whereby the broker has complete authority to act on your behalf in buying and selling securities without your prior approval or knowledge of the type and price of the security.

Insider Trading Policy

11.Margin Accounts and Pledges. Except as provided below, Directors and Section 16 Officers are prohibited from holding JCI Securities in a margin account, or pledging JCI Securities as collateral for a loan. JCI Securities held in a margin account or pledged as collateral for a loan may be sold without your consent when you are aware of material nonpublic information or otherwise are not permitted to trade in JCI Securities by the broker if you fail to meet a margin call or by the lender in a foreclosure if you default on a loan. An exception to this prohibition may be granted if you wish to pledge JCI Securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resorting to the pledged JCI Securities. If you wish to pledge JCI Securities as collateral for a loan, you must submit a request for approval to Shareholder Services, at least two weeks prior to the proposed execution of documents evidencing the proposed pledge. Such requests will be reviewed and must receive prior written approval from the General Counsel.

12.Confidentiality. You should not discuss internal Johnson Controls matters or developments with anyone outside of Johnson Controls, except as required in your performance of regular employment duties. Please refer to Johnson Controls’ Communication Policy and Johnson Controls’ Code of Ethics for further guidance on Johnson Controls’ policies concerning confidential information.

13.Post-Termination Transactions. The prohibitions in this Policy apply to Trades and Transactions in JCI Securities even after termination of service to or employment with Johnson Controls. If you are in possession of material nonpublic information when your service or employment terminates, you may not trade in JCI Securities until that information has become public or is no longer material.

14.Rule 10b5-1 Trading Plans. The Company and certain individuals as determined by the General Counsel are permitted to enter Rule 10b5-1 trading plans that are approved by the Company in advance and meet certain guidelines, including the guidelines and requirements proscribed by the SEC under Rule 10b5-1(c). For additional information regarding Rule 10b5-1 trading plans contact Shareholder Services.

15.Company Assistance. If you have any doubts as to your responsibilities under this Policy, you should seek guidance and clarification from Shareholder Services. Please do not try to resolve uncertainties on your own.

16.Interpretation Authority. The General Counsel shall have the authority to interpret this Policy and all related policies and procedures and such other authority and responsibility as described in this Policy or in related policies and procedures. The Shareholder Services department has authority to manage this Policy and all related policies and procedures.
Insider Trading Policy

JOHNSON CONTROLS INTERNATIONAL PLC
INSIDER TRADING POLICY – BLACKOUT GUIDELINES

As a Director, Section 16 Officer or employee of Johnson Controls International plc (“Johnson Controls”) with access to material nonpublic information, including sensitive, nonpublic financial information, you may be subject to periodic prohibitions on the trading of JCI Securities, such periodic prohibitions are referred to as “Blackout Periods” and also apply to your Related Persons. Unless otherwise defined, all terms used in this document shall have the meanings assigned to them in the Insider Trading Policy.

1)Types of Blackout Periods.

a) Quarterly Earnings-Related Blackout Periods: During the fiscal year, we impose four routine, quarterly Blackout Periods (“Quarterly Blackout”) which coincide with the release of our quarterly and annual earnings. The purpose of the Quarterly Blackout is to help prevent potential insider trading by individuals with access to the information contained in our quarterly earnings announcements.
•Who is Subject to Quarterly Blackouts? In addition to all Directors and Section 16 Officers, certain individuals will be subject to Quarterly Blackouts as determined by the Johnson Controls Legal Department. Unless otherwise determined by the Legal Department, the following roles will generally be subject to Quarterly Blackouts:

(i) Group Presidents and their direct reports;
(ii) Group Regional Financial Controllers;
(iii) Members of the Executive Leadership Team;
(iv) Employees who receive or have access to monthly financial statements, periodic financial plans and forecasts (such recipients may be periodically updated by the Chief Financial Officer); and
(v) Other persons in light of the access they may have to material nonpublic financial and other data.
•When do Quarterly Blackouts begin? Each of the four Quarterly Blackouts begins on or about the 15th day of the last month of a fiscal quarter. If the day of the month falls on a weekend, then the Quarterly Blackout begins upon the close of the New York Stock Exchange (“NYSE”) on the prior business day. For example, if the 15th of the month falls on a Sunday, then the Quarterly Blackout commences at 3:00 PM central on the preceding Friday.
•When do Quarterly Blackouts terminate? Each of the four Quarterly Blackouts terminates one full trading day after earnings have been released. For example, if Johnson Controls issues a quarterly earnings press release at 7:00 AM central on a Tuesday, and the NYSE is open for trading on Tuesday, the Quarterly Blackout terminates when the NYSE opens on Wednesday. Additional examples are set forth in the attached Appendix A.
•If I am subject to a Quarterly Blackout, will I be notified? Individuals who have not previously been subject to a Quarterly Blackout but due to a change in circumstances are subsequently deemed to be subject to the Quarterly Blackout will be notified via email by Shareholder Services before the commencement of the Quarterly Blackout. Shareholder Services will also distribute via email a notification of the commencement and termination of Quarterly Blackouts. However, you are not entitled to rely upon the receipt of a communication in respect of Quarterly Blackout periods and should assume that, once subject to a Quarterly Blackout, you will remain subject to future blackout periods unless otherwise notified. You are encouraged to contact Shareholder Services at any time to verify Quarterly Blackout commencement and termination dates. See Appendix A for Shareholder Services’ contact information.
b) Special Blackout Periods: At any time, the General Counsel may implement a “Special Blackout” due to the pendency of certain events or transactions. During a Special Blackout, individuals who may be in
Insider Trading Policy – Blackout Guidelines

possession of or have access to the information giving rise to the Special Blackout being imposed will be prohibited from trading in JCI Securities.
•How will I know if I am subject to a Special Blackout? An individual who becomes subject to a Special Blackout will be notified via email by the General Counsel or Shareholder Services as soon as he or she becomes subject to the Special Blackout.
•When do Special Blackouts terminate, and will I be notified prior to its termination? Generally, the Special Blackout will remain in effect until you receive notice via email from the General Counsel or Shareholder Services that the Special Blackout has terminated and trading may resume. You should not assume that a Special Blackout has terminated until you receive such notice from the General Counsel or Shareholder Services.
c) Share Repurchase Program Special Blackout: The General Counsel will implement a Special Blackout upon the approval of a share repurchase program or an increase of repurchase authority under an existing share repurchase program by the Company’s Board of Directors.
•Who is subject to a share repurchase program Special Blackout? All Directors and Section 16 Officers will be subject to the share repurchase program Special Blackout. In addition, other individuals may be designated as being subject to the Special Blackout as determined by the Legal Department.
•When does a share repurchase program Special Blackout begin? The share repurchase program Special Blackout will begin on the date the Company’s Board of Directors approves the share repurchase program or an increase of repurchase authority under an existing share repurchase program. An individual who becomes subject to a Special Blackout will be notified via email by the General Counsel or Shareholder Services when he or she becomes subject to the Special Blackout.
•When does a share repurchase program Special Blackout terminate? The share repurchase program Special Blackout will terminate four business days after public announcement of the share repurchase program or the announcement of an increase of an existing share repurchase plan or program. You will be notified via email by the General Counsel or Shareholder Services when the Special Blackout terminates. You should not assume that a Special Blackout has terminated until you receive such notice from the General Counsel or Shareholder Services.
2)Applicability of Blackout Guidelines to Transactions in JCI Securities. While subject to a Quarterly Blackout and/or Special Blackout, you are prohibited from engaging in any Transaction involving JCI Securities as discussed in the Insider Trading Policy (subject to Section 6 of the Insider Trading Policy).
3)Exceptions to Quarterly Blackouts and Special Blackouts. In addition to those described in Section 6 of the Insider Trading Policy, the following are the only other exceptions to Quarterly Blackouts and/or Special Blackouts that may be permitted:
a) Expiring Grants of Stock Appreciation Rights and Stock Options. Grants of Johnson Controls’ stock appreciation rights and stock options that will expire during a Quarterly Blackout and/or Special Blackout may be exercised, subject to the following conditions. For stock options, upon exercise, the resulting shares must be held in the employee’s Morgan Stanley brokerage account, and may not be sold until the Quarterly Blackout and/or Special Blackout ends. The employee may request Johnson Controls to withhold shares acquired on the exercise of such stock options to the extent needed to satisfy the minimum tax withholding due. An employee wishing to receive approval to exercise this exception must request and receive written authorization from Shareholder Services prior to performing the stock option exercise.
b) Transactions Pursuant to Approved Rule 10b5-1 Trading Plans. Transactions in JCI Securities that are executed pursuant to an approved trading plan meeting the requirements of Rule 10b5-1 of the Exchange Act (a "Rule 10b5-1 Trading Plan") are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to Blackout Periods. For additional information regarding Rule 10b5-1 Trading Plans contact Shareholder Services.
Insider Trading Policy – Blackout Guidelines

Blackout Guidelines
Appendix A

The following are additional examples of the termination of a Quarterly Blackout based on the date and time the earnings are released:

If Earnings are Announced:	You May Begin Trading When the Market Opens on:
Before the market opens on a Tuesday	Wednesday
After the market opens on a Tuesday	Thursday
Before the market opens on Friday	Monday
After the market opens on Friday	Tuesday

Insider Trading Policy – Blackout Guidelines